UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 SCHEDULE  13D/A

                    Under  the  Securities  Exchange  Act  of  1934


                                 FTS  Group,  Inc.
                          ----------------------------
                                (Name  of  Company)

                     Common  Stock,  $.001  par  value  per  share
                       ----------------------------------------
                         (Title  of  Class  of  Securities)

                                   30266R  106
                                 --------------
                                 (CUSIP  Number)


                                 Scott  Gallagher
                             Chief  Executive  Officer
                                 FTS  Group,  Inc.
                             7610  West  Hillsborough  Ave.
                               Tampa,  Florida  33615
           -----------------------------------------------------------
           (Name,  Address  and  Telephone  Number  of  Person  Authorized  to
                       Receive  Notices  and  Communications)


                                June  1,  2005
     --------------------------------------------------------------
         (Date  of  Event  Which  Requires  Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.




CUSIP  No.  30266R  106
         -------------------------

1    Name  of  Reporting  Person

         Scott  Gallagher


2    Check  the  Appropriate  Box  if  a  Member  of  a  Group  a
                                                                 ------

                                                               b
                                                                 ------
3    SEC  USE  ONLY

4    Source  of  Funds  *

         OO


5    Check  Box if Disclosure of Legal Proceedings is Required Pursuant to Items

     2(d)  or  2(e)


6    Citizenship  or  Place  of  Organization

         United  States  of  America


NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH

7        Sole  Voting  Power:         6,631,451

8        Shared  Voting  Power:         -0-

9        Sole  Dispositive  Power:    6,631,451

10       Shared  Dispositive  Power:    -0-

11       Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person:
         6,631,451

12       Check  Box  if  the  Aggregate  Amount  in  Row  (11)  Excludes Certain
         Shares

13       Percent  of  Class  Represented  by  Amount  in  Row  (11):  12%

14       Type  of  Reporting  Person:  IN

ITEM  1:  SECURITY  AND  COMPANY

     This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share, of FTS Group, Inc. (hereinafter the "Company"), whose principal place of business is located at 7610 West Hillsborough Ave., Tampa, Florida 33615.

ITEM  2:  IDENTITY  AND  BACKGROUND  OF  REPORTING  PERSON

a.   Name  -  Scott  Gallagher

b.   Address  -  7610  West  Hillsborough  Ave., Tampa, Florida 33615.

c. Occupation- Mr. Gallagher is the Chairman of the Board and Chief Executive Officer of the Company located at the address above.

d. During the past five years, Mr. Gallagher has not been convicted in any criminal proceeding.

e. During the past five years, Mr. Gallagher has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

          f.   Mr.  Gallagher  is  a  citizen  of  the United States of America.

Item  3:  SOURCE  OF  FUNDS  OR  OTHER  CONSIDERATION

     Mr. Gallagher received 625,000 shares of restricted common stock relating to a $125,000 loan agreement entered into with the Company. Mr. Gallagher also purchased 165,000 common shares in the open market at prices ranging from $.08 to $.10 per share.

Item  4:  PURPOSE  OF  TRANSACTION

     Mr. Gallagher received 625,000 as part of a loan agreement with the Company. Mr. Gallagher purchased 165,000 shares in the open market at prices from $.08 to $.10 per share.


ITEM  5:  INTEREST  IN  SECURITIES  OF  THE  COMPANY

a.   As  of  the  date  of  the filing of this Schedule, the Reporting
Person is deemed to beneficially own 6,631,451 shares of common stock of the Company.

b. The Reporting Person has the sole power to vote and dispose of 6,631,451 shares of common stock of the Company.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

         N/A

ITEM  7:  MATERIAL  TO  BE  FILED  AS  EXHIBITS


                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.



/s/  Scott  Gallagher                       Date:      June  7,  2005
----------------------                               -----------------
Scott  Gallagher
Chief  Executive  Officer